UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40375

E-Home Household Service Holdings Limited

(Exact name of registrant as specified in its charter)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Submission of Matters to a Vote of Security Holders.

At the annual meeting (the “Annual Meeting”) of shareholders of E-Home Household Service Holdings Limited (the “Company”) held on March 28, 2023, 10:00 a.m. Beijing Time, the Company’s shareholders voted on the matters described below. At least two shareholders out of 203,824,198 ordinary shares of the Company were present in person or by proxy at the Annual Meeting, representing approximately 84.54% of the total 241,098,331 outstanding ordinary shares and therefore the Company has met the quorum requirement for its Annual Meeting, which is more than one-third of the shares outstanding and entitled to vote at the Annual Meeting as of the record date of March 6, 2023.

1.	The Company’s shareholders elected the following six (6) directors to the board of directors of the Company (the “Board”), Wenshan Xie, Chunsheng Zhu, Chunming Xie, Yijing Ye, Jianhua Wang and Wong Heung Ming Henry, each to serve until his/her successor is duly elected and qualified at the 2024 Annual Meeting of Shareholders or until his/her earlier resignation or removal. The number of shares that (a) voted for the election of each director, (b) voted against the election of each director, and (c) abstained to vote for each director is summarized in the table below:

Director Nominee	Votes For	Votes Withheld
Wenshan Xie	203,447,341	376,857
Chunsheng Zhu	203,450,372	373,826
Chunming Xie	203,446,706	377,492
Yijing Ye	203,483,027	341,171
Jianhua Wang	203,481,801	342,397
Wong Heung Ming Henry	203,449,006	375,192

2.	The Company’s stockholder approved a reverse share split (the “Reverse Split”) of the Company’s issued ordinary shares at a ratio from one (1)-for-five (5) to one (1)-for-twenty (20), with the exact ratio to be set at a whole number within this range to be determined by the Company’s Board in its discretion. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstain
203,296,779	527,164	254

3.	The Company’s shareholders approved to ratify the appointment of TPS Thayer LLC as the Company’s independent registered public accounting firm to audit the consolidated financial statements of the Company for the Company’s fiscal year ending June 30, 2023. The number of shares that voted for, against, and abstained from voting for this proposal is summarized in the table below:

Votes For	Votes Against	Votes Abstain
203,524,246	195,741	104,211

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-home Household Service Holdings Limited

	By:	/s/ Wenshan Xie
	Name:	Wenshan Xie
	Title:	Chief Executive Officer

Date: March 29, 2023

2